 sarepta_13g_a3.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sarepta Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
803607100
(CUSIP Number)
April 20, 2015
(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Richard J. Barry
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	3,165,014
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	3,165,014
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,165,014
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		7.66%
(12)	Type of Reporting Person (See Instructions)		IN

Item 1.  Security and Issuer:

Common Stock, $.001 par value per share

Sarepta Therapeutics, Inc.

215 First Street, Suite 7

Cambridge, MA 02142

Item 2(a).  Names of Persons Filing:

Richard J. Barry (“Rick Barry”)

Item 2(a).  Business Address:

c/o Sean Miot, Conifer Securities, LLC

One Ferry Building, Suite 255

San Francisco, CA 94111

Item 2(c).  Present Occupation or Employment:

Private Investor

c/o Sean Miot, Conifer Securities, LLC

One Ferry Building, Suite 255

San Francisco, CA 94111

Item 2(d).  Disciplinary Disclosure Statement (Criminal)

Rick Barry has not been convicted in a criminal proceeding during the last five years.

Item 2(e).  Disciplinary Disclosure Statement (Civil)

Rick Barry has not been a party to a civil proceeding regarding federal or state securities laws during the last five years.

Item 2(f).  Citizenship:

United States

Item 3.  Source and Amount of Funds or Other Consideration:

Rick Barry has been nominated to join the Board of Directors of the Issuer, Sarepta Therapeutics, and has accepted the nomination. No additional purchase or disposition of securities occurred since the last filing of Schedule 13G on February 19, 2015. Previous purchases have been effected using funds from personal investment accounts.

Item 4.  Purpose of Transaction:

As stated above in Item 3, Rick Barry has been nominated to join the Board of Directors of the Issuer, Sarepta Therapeutics, and has accepted the nomination.

Item 5.  Interest in Securities of the Issuer:

Rick Barry, the sole reporting person of this Schedule 13D, beneficially owns 3,165,014 common stock shares of the Issuer, 7.66% of the outstanding shares of the Issuer. Mr. Barry maintains sole voting power and sole dispositive power over all 3,165,014 shares. Since the last filing of Schedule 13G on February 19, 2015, Mr. Barry has not effected any transactions in this class of securities of the Issuer.

The calculation of percentage of beneficial ownership in Item 11 of page 2 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014, in which the Issuer stated that the number of shares of its common stock outstanding as of October 31, 2014 was 41,309,944 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Rick Barry has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2015	By: /s/ Richard J. Barry Richard J. Barry